FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated July 31, 2014;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2014; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2014.

July 31, 2014

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2014

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2014. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

Second quarter 2014

➢	Revenues up $6.0 million (0.6%) to $1.07 billion.

➢

Adjusted operating income[1] up $13.6 million (3.7%) to $385.9 million despite the unfavourable impact on the comparative results of a one-time $5.8 million adjustment to Canadian Radio-television and Telecommunications Commission (“CRTC”) fees in 2013.

➢	Net loss attributable to shareholders: $54.8 million ($0.45 per basic share) in the second quarter of 2014 compared with $93.6 million ($0.75 per basic share) in the same period of 2013, a favourable variance of $38.8 million ($0.30 per basic share).
➢

Adjusted income from continuing operations[2]: $66.0 million ($0.54 per basic share) in the second quarter of 2014, compared with $53.0 million ($0.43 per basic share) in the same period of 2013, an increase of $13.0 million ($0.11 per basic share).

➢	The Telecommunications segment grew its revenues by $20.7 million (3.1%) and its adjusted operating income by $10.7 million (3.3%) in the second quarter of 2014. Mobile telephony revenues were up $13.7 million or 25.8% and Internet access revenues were up $10.5 million or 5.1%.

➢	The News Media segment’s adjusted operating income was up $6.1 million (20.8%) in the second quarter of 2014. The sale of 74 Québec weeklies to Transcontinental Interactive Inc (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million closed on June 1, 2014.

➢	On April 28, 2014, Pierre Dion was appointed President and CEO of Quebecor and Quebecor Media, replacing Robert Dépatie, who resigned for health reasons. Manon Brouillette was named President and CEO of Videotron Ltd. (“Videotron”) on May 7, 2014.

➢	On June 19, 2014, at the Corporation’s Annual Meeting of Shareholders, the Right Honourable Brian Mulroney was named Chairman of the Board of Quebecor.

➢	On July 31, 2014. Quebecor announced the creation of Media Group, a new segment dedicated to entertainment and news media. Media Group includes the operations of TVA Group Inc. (“TVA Group”), Sun Media Corporation, QMI Agency, QMI Out of Home, Quebecor Media Sales, Messageries Dynamiques, and Quebecor Media Printing Inc. Julie Tremblay was named President and CEO of the new segment. She will also serve as President and CEO of TVA Group.

“In the second quarter of 2014, Quebecor posted a $13.6 million increase in adjusted operating income and a 24.5% increase in adjusted income from continuing operations,” noted Pierre Dion, President and CEO of Quebecor. “Once again, the strong results were propelled by the Telecommunications segment’s performance, combined with successful cost-containment and reduction initiatives in our News Media segment and the positive impact of various refinancing operations completed at advantageous interest rates.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

“The News Media segment will continue its repositioning with the creation of Media Group. The new entity will maximize our group’s strengths by pooling its talents in order to provide even better, more diverse and more distinctive content. Media Group will enhance our capability to push content across all our platforms more effectively and more nimbly, taking the convergence strategy that undergirds our success to the next level.”

“Videotron continued its growth in the second quarter of 2014, increasing its revenues by $20.7 million or 3.1%, and its adjusted operating income by $10.7 million, despite the $4.7 million unfavourable impact of CRTC fees,” said Manon Brouillette, President and CEO of Videotron. “Average monthly revenue per user (“ARPU”) rose to $123.61, up $6.37 (5.4%) from the second quarter of 2013. Our mobile telephony service made substantial gains, adding more than 100,000 subscriber connections over the past 12 months. Videotron continues to demonstrate its formidable capacity to innovate and launch new products, such as its new illico app for the iPad and a next-generation Wi-Fi router that is compatible with the latest wireless technology.”

“The adjusted operating income of the News Media segment, now part of Media Group, jumped 20.8%, despite a 7.3% decrease in revenues,” said Julie Tremblay, President and CEO of Media Group. “The numbers reflect the positive impact of the major cost-reduction and repositioning initiatives implemented over the past few years.”

In the Broadcasting segment, on July 1, 2014 TVA Sports became the official French-language broadcaster of the National Hockey League for the next 12 years. TVA Group reached agreements with TELUS and Cogeco Cable Canada whereby TELUS and Cogeco customers will have access to TVA content on demand and to the TVA Sports and TVA Sports 2 specialty channels. TVA Group also announced that the successful television program La Voix will be back for a third season in winter 2015.

“Quebecor’s solid year-to-date consolidated financial results were driven by the pursuit of its business plan in its growth sectors and the refocusing and transformation of its more traditional media outlets,” said Pierre Dion. “The Corporation remains favourably positioned to achieve its business development, growth and profitability objectives in the second half of 2014 and subsequent quarters.”

Table 1

Quebecor second quarter financial highlights, 2010 to 2014

(in millions of Canadian dollars, except per share data)

	2014	2013[1]	2012	2011	2010
Revenues	$1,069.2	$1,063.2	$1,053.8	$1,019.9	$967.7
Adjusted operating income	385.9	372.3	358.1	356.8	348.6
(Loss) income from continuing operations attributable to shareholders	(61.2)	(119.7)	66.5	53.6	59.2
Net (loss) income attributable to shareholders	(54.8)	(93.6)	65.5	54.0	60.4
Adjusted income from continuing operations	66.0	53.0	48.2	58.3	61.3
Per basic share[2]:
(Loss) income from continuing operations attributable to shareholders	(0.50)	(0.96)	0.52	0.42	0.46
Net (loss) income attributable to shareholders	(0.45)	(0.75)	0.52	0.42	0.47
Adjusted income from continuing operations	0.54	0.43	0.38	0.45	0.48

[1]	The financial figures for 2013 have been restated to reflect changes to the accounting policy for the accounting of convertible debentures.
[2]	The per basic share data have been retroactively adjusted to reflect the two-for-one split of the Corporation’s shares on August 14, 2013.

Discontinued operations

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. On June 1, 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive, a subsidiary of Transcontinental, for a cash consideration of $75.0 million. Quebecor Media sold its specialized websites Jobboom and Réseau Contact on June 1, 2013 for a total cash consideration of $59.2 million, net of disposed-of cash in the amount of $5.8 million. The operating results and cash flows related to those businesses, as well as the $7.9 million gain on the sale of the 74 Québec weeklies and the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

Changes in accounting policies

Although market participants submitted various interpretations to the IFRS Interpretations Committee, as per the report released by the Committee in May 2014, a financial instrument that is mandatorily convertible into a variable number of shares, subject to a cap and a floor, should be classified in its entirety as a liability. As such, the Corporation changed retrospectively its accounting policy for the accounting of its convertible debentures to be in line with the IFRS Interpretations Committee discussions.

2014/2013 second quarter comparison

Revenues: $1.07 billion, a $6.0 million (0.6%) increase.

•	Revenues increased in Telecommunications ($20.7 million or 3.1% of segment revenues) and in Interactive Technologies and Communications ($1.5 million or 4.2%).

•	Revenues decreased in News Media ($14.6 million or -7.3%), Leisure and Entertainment ($3.2 million or -4.8%) and Broadcasting ($1.4 million or -1.2%).

Adjusted operating income: $385.9 million, a $13.6 million (3.7%) increase.

•	Adjusted operating income increased in Telecommunications ($10.7 million or 3.3% of segment adjusted operating income) and News Media ($6.1 million or 20.8%).

•	Adjusted operating income decreased in Leisure and Entertainment ($3.6 million), Broadcasting ($0.4 million or -2.3%) and Interactive Technologies and Communications ($0.2 million or -4.5%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.9 million unfavourable variance in the stock-based compensation charge in the second quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $6.8 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2014.

Net loss attributable to shareholders: $54.8 million ($0.45 per basic share) in the second quarter of 2014, compared with $93.6 million ($0.75 per basic share) in the same period of 2013, a favourable variance of $38.8 million ($0.30 per basic share).

•	The favourable variance was due primarily to:

•	$269.8 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$18.9 million loss on debt refinancing recorded in the second quarter of 2013;

•	$14.3 million decrease in financial expenses;

•	$13.6 million increase in adjusted operating income.

Partially offset by:

•	recognition of a $190.0 million non-cash charge for impairment of goodwill and intangible assets, without any tax consequences, in the second quarter of 2014;

•	$26.1 million unfavourable variance in the gain on discontinued operations;

•	$6.0 million increase in the amortization charge.

In the second quarter of 2014, Quebecor Media recognized a $190.0 million non-cash goodwill impairment charge without any tax consequences in the News Media segment, in accordance with International Financial Reporting Standards (“IFRS”) accounting valuation principles. The charge reflects the impact of the transition to digital and challenging market conditions in the newspaper industry.

Adjusted income from continuing operations: $66.0 million ($0.54 per basic share) in the second quarter of 2014, compared with $53.0 million ($0.43 per basic share) in the same period of 2013, an increase of $13.0 million ($0.11 per basic share).

2014/2013 year-to-date comparison

Revenues: $2.11 billion, a $17.4 million (0.8%) increase.

•	Revenues increased in Telecommunications ($52.5 million or 3.9% of segment revenues) and in Interactive Technologies and Communications ($1.4 million or 2.0%).

•	Revenues decreased in News Media ($30.6 million or -7.9%), Broadcasting ($6.2 million or -2.7%), and Leisure and Entertainment ($5.9 million or -4.5%).

Adjusted operating income: $732.4 million, a $35.1 million (5.0%) increase.

•

Adjusted operating income increased in Telecommunications ($32.6 million or 5.1% of segment adjusted operating income), News Media ($6.5 million or 14.7%), Interactive Technologies and Communications ($1.1 million or 19.3%) and Head Office ($8.1 million). The increase at Head Office was caused mainly by the favourable variance in the fair value of stock options.

•	Adjusted operating income decreased in Broadcasting ($7.5 million or -55.6%) and Leisure and Entertainment ($5.7 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.8 million unfavourable variance in the stock-based compensation charge in the first half of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options resulted in a $15.2 million favourable variance in the Corporation’s consolidated stock-based compensation charge in the first half of 2014.

Net loss attributable to shareholders: $15.7 million ($0.13 per basic share) in the first half of 2014, compared with $100.1 million ($0.80 per basic share) in the same period of 2013, a favourable variance of $84.4 million ($0.67 per basic share).

•	The favourable variance was due primarily to:

•	$304.7 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$35.1 million increase in adjusted operating income;

•	$20.5 million decrease in financial expenses.

Partially offset by:

•	recognition of a $190.0 million non-cash charge for impairment of goodwill and intangible assets, without any tax consequences, in the first half of 2014;

•	$22.9 million unfavourable variance in the gain on discontinued operations;

•	$13.6 million increase in the amortization charge.

Adjusted income from continuing operations: $112.7 million in the first half of 2014 ($0.92 per basic share), compared with $86.7 million ($0.70 per basic share) in the same period of 2013, an increase of $26.0 million ($0.22 per basic share).

Financing

The following financial transactions have been concluded since the end of the first quarter of 2014:

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of the Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw on April 24, 2014 US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses, and for general corporate purposes. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of the subsidiary’s business and credit profile.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and unwound the hedges in an asset position.

Dividend

On July 30, 2014, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on September 9, 2014 to shareholders of record at the close of business on August 15, 2014. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 30, 2014, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2014.

The purchases will be made from August 13, 2014 to August 12, 2015, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of said Exchange. All shares purchased under the bid will be cancelled. As of July 29, 2014, 39,000,672 Class A Shares and 83,875,792 Class B Shares were issued and outstanding.

The average daily trading volume of the Corporation’s Class A Shares and Class B Shares from January 1, 2014 to June 30, 2014 was 870 Class A Shares and 412,399 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 103,099 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Office of the Secretary of the Corporation at 514 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2014 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2014 results on July 31, 2014, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 45336#. A tape recording of the call will be available from July 31 to October 30, 2014 by dialling 1 877 293-8133, conference number 1161708, access code for participants 78620#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2013.

The forward-looking statements in this press release reflect Quebecor’s expectations as of July 31, 2014, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 15,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: <www.quebecor.com>

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net loss under IFRS, as net loss before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill, loss on debt refinancing, income tax (expense) recovery, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net loss as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net loss measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating income (loss):
Telecommunications	$331.1	$320.4	$665.7	$633.1
News Media	35.4	29.3	50.8	44.3
Broadcasting	16.8	17.2	6.0	13.5
Leisure and Entertainment	(2.5)	1.1	(4.5)	1.2
Interactive Technologies and Communications	4.2	4.4	6.8	5.7
Head Office	0.9	(0.1)	7.6	(0.5)

	385.9	372.3	732.4	697.3
Amortization	(170.2)	(164.2)	(339.8)	(326.2)
Financial expenses	(87.5)	(101.8)	(181.8)	(202.3)
Gain (loss) on valuation and translation of financial instruments	20.8	(249.0)	23.7	(281.0)
Restructuring of operations, impairment of assets and other special items	(9.4)	(7.6)	(10.9)	(9.2)
Impairment of goodwill	(190.0)	—	(190.0)	—
Loss on debt refinancing	—	(18.9)	(18.7)	(18.9)
Income tax (expense) recovery	(32.9)	30.2	(50.4)	8.8
Income from discontinued operations	8.5	34.6	7.8	30.7

Net loss	$(74.8)	$(104.4)	$(27.7)	$(100.8)

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net loss attributable to shareholders under IFRS, as net loss attributable to shareholders before gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and loss on debt refinancing, net of income tax related to adjustments and net loss attributable to non-controlling interests related to adjustments, before income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to net loss attributable to shareholders used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net loss attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted income from continuing operations	$66.0	$53.0	$112.7	$86.7
Gain (loss) on valuation and translation of financial instruments	20.8	(249.0)	23.7	(281.0)
Restructuring of operations, impairment of assets and other special items	(9.4)	(7.6)	(10.9)	(9.2)
Impairment of goodwill	(190.0)	—	(190.0)	—
Loss on debt refinancing	—	(18.9)	(18.7)	(18.9)
Income taxes related to adjustments[1]	2.5	60.2	9.9	56.9
Net loss attributable to non-controlling interest related to adjustments	48.9	42.6	51.7	42.3
Discontinued operations	6.4	26.1	5.9	23.1

Net loss attributable to shareholders	$(54.8)	$(93.6)	$(15.7)	$(100.1)

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average monthly revenue per user

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Revenues	$1,069.2	$1,063.2	$2,107.3	$2,089.9
Employee costs	234.8	252.0	469.7	507.9
Purchase of goods and services	448.5	438.9	905.2	884.7
Amortization	170.2	164.2	339.8	326.2
Financial expenses	87.5	101.8	181.8	202.3
(Gain) loss on valuation and translation of financial instruments	(20.8)	249.0	(23.7)	281.0
Restructuring of operations, impairment of assets and other special items	9.4	7.6	10.9	9.2
Impairment of goodwill	190.0	—	190.0	—
Loss on debt refinancing	—	18.9	18.7	18.9

(Loss) income before income taxes	(50.4)	(169.2)	14.9	(140.3)
Income taxes (recovery):
Current	26.8	30.4	33.2	54.6
Deferred	6.1	(60.6)	17.2	(63.4)

	32.9	(30.2)	50.4	(8.8)

Loss from continuing operations	(83.3)	(139.0)	(35.5)	(131.5)
Income from discontinued operations	8.5	34.6	7.8	30.7

Net loss	$(74.8)	$(104.4)	$(27.7)	$(100.8)

Loss from continuing operations attributable to
Shareholders	$(61.2)	$(119.7)	$(21.6)	$(123.2)
Non-controlling interests	(22.1)	(19.3)	(13.9)	(8.3)

Net loss attributable to
Shareholders	$(54.8)	$(93.6)	$(15.7)	$(100.1)
Non-controlling interests	(20.0)	(10.8)	(12.0)	(0.7)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$(0.50)	$(0.96)	$(0.18)	$(0.99)
From discontinued operations	0.05	0.21	0.05	0.19
Net loss	(0.45)	(0.75)	(0.13)	(0.80)
Diluted:
From continuing operations	(0.56)	(0.96)	(0.26)	(0.99)
From discontinued operations	0.05	0.21	0.04	0.19
Net loss	(0.51)	(0.75)	(0.22)	(0.80)

Weighted average number of shares outstanding (in millions)	123.0	124.3	123.0	124.5
Weighted average number of diluted shares (in millions)	143.8	124.3	143.8	124.5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Net loss	$(74.8)	$(104.4)	$(27.7)	$(100.8)

Other comprehensive loss:
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations	(2.1)	4.1	(0.2)	5.2
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	3.3	(2.6)	(8.3)	(28.5)
Deferred income taxes	8.4	(4.2)	0.7	(3.4)
Reclassification to income:
Gain related to cash flow hedges	—	(6.5)	(10.8)	(6.5)
Deferred income taxes	—	0.2	0.4	0.2

	9.6	(9.0)	(18.2)	(33.0)

Comprehensive loss	$(65.2)	$(113.4)	$(45.9)	$(133.8)

Comprehensive loss attributable to
Shareholders	$(47.6)	$(100.4)	$(29.5)	$(125.0)
Non-controlling interests	(17.6)	(13.0)	(16.4)	(8.8)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended June 30,2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$695.2	$186.6	$113.8	$62.8	$37.3	$(26.5)	$1,069.2
Employee costs	84.9	58.6	35.7	14.2	24.6	16.8	234.8
Purchase of goods and services	279.2	92.6	61.3	51.1	8.5	(44.2)	448.5

Adjusted operating income[1]	331.1	35.4	16.8	(2.5)	4.2	0.9	385.9

Amortization							170.2
Financial expenses							87.5
Gain on valuation and translation of financial instruments							(20.8)
Restructuring of operations, impairment of assets and other special items							9.4
Impairment of goodwill							190.0

Loss before income taxes							$(50.4)

Additions to property, plant and equipment	$156.0	$0.7	$5.6	$1.5	$0.3	$0.2	$164.3
Additions to intangible assets	186.1	0.7	0.7	2.3	—	—	189.8

Three months ended June 30, 2013 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$674.5	$201.2	$115.2	$66.0	$35.8	$(29.5)	$1,063.2
Employee costs	88.0	71.7	36.7	14.6	23.4	17.6	252.0
Purchase of goods and services	266.1	100.2	61.3	50.3	8.0	(47.0)	438.9

Adjusted operating income[1]	320.4	29.3	17.2	1.1	4.4	(0.1)	372.3

Amortization							164.2
Financial expenses							101.8
Loss on valuation and translation of financial instruments							249.0
Restructuring of operations, impairment of assets and other special items							7.6
Loss on debt refinancing							18.9

Loss before income taxes							$(169.2)

Additions to property, plant and equipment	$126.8	$2.1	$4.4	$0.5	$0.4	$0.8	$135.0
Additions to intangible assets	10.6	2.8	0.4	2.2	—	(0.2)	15.8

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Six months ended June 30,2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,387.9	$355.8	$222.7	$124.4	$72.4	$(55.9)	$2,107.3

Employee costs	172.1	120.5	71.5	28.8	49.0	27.8	469.7
Purchase of goods and services	550.1	184.5	145.2	100.1	16.6	(91.3)	905.2

Adjusted operating income[1]	665.7	50.8	6.0	(4.5)	6.8	7.6	732.4

Amortization							339.8
Financial expenses							181.8
Gain on valuation and translation of financial instruments							(23.7)
Restructuring of operations, impairment of assets and other special items							10.9
Impairment of goodwill							190.0
Loss on debt refinancing							18.7

Income before income taxes							$14.9

Additions to property, plant and equipment	$299.0	$2.5	$14.3	$3.8	$0.8	$0.2	$320.6
Additions to intangible assets	255.0	2.1	1.5	3.2	—	(0.2)	261.6

Six months ended June 30, 2013 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,335.4	$386.4	$228.9	$130.3	$71.0	$(62.1)	$2,089.9

Employee costs	176.2	143.8	74.5	29.4	48.4	35.6	507.9
Purchase of goods and services	526.1	198.3	140.9	99.7	16.9	(97.2)	884.7

Adjusted operating income[1]	633.1	44.3	13.5	1.2	5.7	(0.5)	697.3

Amortization							326.2
Financial expenses							202.3
Loss on valuation and translation of financial instruments							281.0
Restructuring of operations, impairment of assets and other special items							9.2
Impairment of goodwill							—
Loss on debt refinancing							18.9

Loss before income taxes							$(140.3)

Additions to property, plant and equipment	$272.4	$4.3	$9.8	$1.0	$1.2	$1.0	$289.7
Additions to intangible assets	23.6	3.8	1.0	2.9	—	(0.1)	31.2

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure defined as net loss before amortization, financial expenses, gain (loss) on valuation and translation of financial instrument, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders					Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)		Total equity
Balance as of December 31, 2012, as previously reported	$335.1	$2.3	$398.3	$624.6	$(50.3)	$631.3	$1,941.3
Changes in accounting policies	—	—	(398.3)	(2.0)	—	—	(400.3)

Balance as of December 31, 2012, as restated	335.1	2.3	—	622.6	(50.3)	631.3	1,541.0
Net loss	—	—	—	(100.1)	—	(0.7)	(100.8)
Other comprehensive loss	—	—	—	—	(24.9)	(8.1)	(33.0)
Repurchase of Class B Shares	(3.8)	—	—	(17.8)	—	—	(21.6)
Dividends	—	—	—	(6.2)	—	(12.5)	(18.7)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of June 30, 2013	331.3	2.3	—	498.5	(75.2)	610.3	1,367.2
Net loss	—	—	—	(188.5)	—	(31.4)	(219.9)
Other comprehensive income	—	—	—	—	52.1	29.5	81.6
Repurchase of Class B Shares	(2.4)	—	—	(12.4)	—	—	(14.8)
Dividends	—	—	—	(6.2)	—	(12.5)	(18.7)

Balance as of December 31, 2013	328.9	2.3	—	291.4	(23.1)	595.9	1,195.4
Net loss	—	—	—	(15.7)	—	(12.0)	(27.7)
Other comprehensive loss	—	—	—	—	(13.8)	(4.4)	(18.2)
Repurchase of Class B Shares	(1.7)	—	—	(10.0)	—	—	(11.7)
Acquisition of non-controlling interests	—	—	—	(0.1)	—	0.1	—
Dividends	—	—	—	(6.2)	—	(12.5)	(18.7)

Balance as of June 30, 2014	$327.2	$2.3	$—	$259.4	$(36.9)	$567.1	$1,119.1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Cash flows related to operating activities
Loss from continuing operations	$(83.3)	$(139.0)	$(35.5)	$(131.5)
Adjustments for:
Amortization of property, plant and equipment	136.6	128.4	272.2	254.6
Amortization of intangible assets	33.6	35.8	67.6	71.6
(Gain) loss on valuation and translation of financial instruments	(20.8)	249.0	(23.7)	281.0
Impairment of assets	—	1.3	—	1.7
Impairment of goodwill	190.0	—	190.0	—
Loss on debt refinancing	—	18.9	18.7	18.9
Amortization of financing costs and long-term debt discount	1.9	3.2	4.9	6.3
Deferred income taxes	6.1	(60.6)	17.2	(63.4)
Other	(1.2)	(2.0)	1.2	(0.2)

	262.9	235.0	512.6	439.0
Net change in non-cash balances related to operating activities	(48.9)	(93.0)	(121.4)	(167.6)

Cash flows provided by continuing operating activities	214.0	142.0	391.2	271.4

Cash flows related to investing activities
Business disposals	73.7	52.8	73.7	52.8
Additions to property, plant and equipment	(164.3)	(135.0)	(320.6)	(289.7)
Additions to intangible assets	(189.8)	(15.8)	(261.6)	(31.2)
Proceeds from disposals of assets	1.9	9.7	2.7	10.9
Net change in cash held in trust	—	(5.8)	—	(5.8)
Other	0.2	(2.0)	(0.4)	(1.6)

Cash flows used in continuing investing activities	(278.3)	(96.1)	(506.2)	(264.6)

Cash flows related to financing activities
Net change in bank indebtedness	(36.8)	0.7	(0.1)	0.4
Net change under revolving facilities	(78.9)	15.7	(1.0)	10.0
Issuance of long-term debt, net of financing fees	654.5	394.8	654.5	394.8
Repayments of long-term debt	(721.3)	(5.6)	(727.7)	(11.1)
Settlement of hedging contracts	51.4	16.3	(64.6)	(8.5)
Repurchase of Class B Shares	(4.5)	(15.4)	(11.7)	(21.6)
Dividends	(6.2)	(6.2)	(6.2)	(6.2)
Dividends paid to non-controlling shareholders	(6.2)	(6.3)	(12.5)	(12.5)

Cash flows (used in) provided by continuing financing activities	(148.0)	394.0	(169.3)	345.3

Net change in cash and cash equivalents from continuing operations	(212.3)	439.9	(284.3)	352.1
Cash flows provided by (used in) discontinued operations	1.0	(2.1)	0.6	(8.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.5)	0.4	0.8	0.4
Cash and cash equivalents at beginning of period	405.5	134.8	476.6	228.7

Cash and cash equivalents at end of period	$193.7	$573.0	$193.7	$573.0

Cash and cash equivalents consist of
Cash	$106.4	$70.7	$106.4	$70.7
Cash equivalents	87.3	502.3	87.3	502.3

	$193.7	$573.0	$193.7	$573.0

Interest and taxes reflected as operating activities
Cash interest payments	$144.1	$161.0	$173.7	$185.6
Cash income tax payments (net of refunds)	10.9	9.0	78.4	45.3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30	December 31	December 31
	2014	2013	2012
		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	$193.7	$476.6	$228.7
Accounts receivable	524.9	566.3	578.7
Income taxes	12.6	18.0	10.6
Inventories	221.2	239.4	255.5
Prepaid expenses	56.1	48.2	38.0
Assets held for sale	—	76.9	—

	1,008.5	1,425.4	1,111.5
Non-current assets
Property, plant and equipment	3,431.2	3,432.4	3,405.8
Intangible assets	1,013.1	824.8	956.7
Goodwill	2,871.4	3,061.5	3,371.6
Derivative financial instruments	119.0	142.1	35.7
Deferred income taxes	18.1	28.1	23.9
Other assets	105.6	102.1	102.6

	7,558.4	7,591.0	7,896.3

Total assets	$8,566.9	$9,016.4	$9,007.8

Liabilities and equity
Current liabilities
Bank indebtedness	$0.4	$0.5	$1.3
Accounts payable and accrued charges	554.5	706.1	793.8
Provisions	26.9	39.4	45.9
Deferred revenue	300.3	288.8	289.0
Income taxes	36.1	89.2	33.9
Derivative financial instruments	—	116.2	28.5
Current portion of long-term debt	101.1	101.2	22.2
Liabilities held for sale	—	9.0	—

	1,019.3	1,350.4	1,214.6
Non-current liabilities
Long-term debt	4,929.8	4,975.3	4,507.8
Derivative financial instruments	120.0	77.3	270.1
Convertible debentures	500.0	500.0	500.0
Other liabilities	275.5	319.4	350.0
Deferred income taxes	603.2	598.6	624.3

	6,428.5	6,470.6	6,252.2
Equity
Capital stock	327.2	328.9	335.1
Contributed surplus	2.3	2.3	2.3
Retained earnings	259.4	291.4	622.6
Accumulated other comprehensive loss	(36.9)	(23.1)	(50.3)

Equity attributable to shareholders	552.0	599.5	909.7
Non-controlling interests	567.1	595.9	631.3

	1,119.1	1,195.4	1,541.0

Total liabilities and equity	$8,566.9	$9,016.4	$9,007.8

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2014

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2014

Net (Loss) Income Attributable to Shareholders

	2nd Quarter		YTD
	2014	2013	2014	2013
Net loss per share (basic)	$(0.45)	$(0.75)	$(0.13)	$(0.80)

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.54	$0.43	$0.92	$0.70

Reconciliation of earnings per share

	2nd Quarter		YTD
	2014	2013	2014	2013
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.54	$0.43	$0.92	$0.70
Other adjusments[1]:
Unusual items	(1.21)	(0.10)	(1.29)	(0.10)
Gain (loss) on valuation and translation of financial instruments	0.17	(1.29)	0.19	(1.59)
Discontinued operations	0.05	0.21	0.05	0.19

Total	(0.99)	(1.18)	(1.05)	(1.50)

Reported net loss per share (basic)	$(0.45)	$(0.75)	$(0.13)	$(0.80)

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2014

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$65.8
Mortgage loan due in 2017		33.2

		$99.0

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		15.9
Term Loan B due in 2020		368.7
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		906.2
6 5/8% Senior Notes due in 2023		500.0

		2,115.8

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		42.9
6 3/8% Senior Notes due in 2015		186.6
9 1/8% Senior Notes due in 2018		79.4
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		853.6
5 3/8% Senior Notes due in 2024		640.2
5 5/8% Senior Notes due in 2025		400.0

		2,802.7

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.6

Total Quebecor Media Inc.		$4,994.1

TOTAL LONG TERM DEBT		$5,093.1

Bank indebtedness – QI		0.4
Bank indebtedness – QMI		—
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		536.5
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(61.5)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		193.7
Videotron Ltd.	$104.0
Other 100% owned subsidiaries	77.6
TVA Group Inc.	12.1

		$193.7

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2014, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.‘s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2014

Operating Results

	2014		2013
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,759.6	2,750.2	2,742.5	2,733.4	2,723.8
Basic Subscribers (‘000)	1,794.0	1,811.1	1,825.1	1,830.4	1,832.4
Basic Penetration	65.0%	65.9%	66.5%	67.0%	67.3%
Digital Set-Top Boxes (‘000)	2,516.7	2,508.5	2,492.4	2,450.1	2,413.2
Digital Subscribers (‘000)	1,529.7	1,532.7	1,531.4	1,517.6	1,502.0
Digital Penetration	85.3%	84.6%	83.9%	82.9%	82.0%
Cable Internet Subscribers (‘000)	1,415.6	1,419.2	1,418.3	1,408.2	1,395.4
Cable Internet Penetration	78.9%	78.4%	77.7%	76.9%	76.2%
Cable Telephony Subscribers (‘000)	1,276.2	1,280.4	1,286.1	1,281.2	1,274.7
Cable Telephony Penetration	71.1%	70.7%	70.5%	70.0%	69.6%
Internet over Wireless (‘000)	7.6	7.1	7.2	7.1	7.8
Mobile Telephony Subscribers (‘000)	551.3	521.6	503.3	478.0	451.1
Revenue Generating Units (‘000)	5,044.7	5,039.4	5,040.0	5,004.9	4,961.4

	2nd Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
(in millions)
Revenues	$695.2	$674.5	3.1%	$1,387.9	$1,335.4	3.9%
Cable Television	269.0	271.4	-0.9%	541.9	543.4	-0.3%
Internet	214.5	204.0	5.1%	426.5	402.4	6.0%
Cable Telephony	118.1	119.5	-1.2%	236.1	235.2	0.4%
Mobile Telephony	66.8	53.1	25.8%	128.4	103.0	24.7%
Business Solutions	16.0	16.0	0.0%	32.7	31.8	2.8%
Other	10.8	10.5	2.9%	22.3	19.6	13.8%

EBITDA	$331.1	$320.4	3.3%	$665.7	$633.1	5.1%
EBITDA Margin (%)	47.6%	47.5%		48.0%	47.4%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$49.2	$57.3		$95.0	$119.6
Scalable Infrastructure	68.1	27.8		115.0	72.4
Line Extensions	17.2	11.4		29.2	21.8
Upgrade / Rebuild	16.9	16.5		33.6	35.8
Support Capital and Other	190.7	24.4		281.2	46.4

Total	$342.1	$137.4	149.0%	$554.0	$296.0	87.2%

Cable Television ARPU	$49.75	$49.11		$49.87	$49.03
Total ARPU	$123.61	$117.24		$122.66	$115.86
Mobile Telephony Acquisition Costs	$469	$456

NEWS MEDIA

Supplementary Disclosure

June 30, 2014

Operating Results

	2nd Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
Linage (‘000)
Urban Dailies	31,186	34,380	-9.3%	57,521	64,737	-11.1%

(in millions)
Revenues	$186.6	$201.2	-7.3%	$355.8	$386.4	-7.9%
Advertising	114.5	127.3	-10.1%	215.2	243.7	-11.7%
Circulation	37.6	40.0	-6.0%	74.6	78.6	-5.1%
Digital	10.1	9.5	6.3%	20.1	18.3	9.8%
Other	24.4	24.4	0.0%	45.9	45.8	0.2%

Urban Dailies	$101.6	$110.3	-7.9%	$194.4	$213.0	-8.7%
Community Newspapers	60.7	67.0	-9.4%	115.4	128.4	-10.1%
Other	66.9	70.9	-5.6%	130.1	137.4	-5.3%
Eliminations	(42.6)	(47.0)	n.m.	(84.1)	(92.4)	n.m.

EBITDA	$35.4	$29.3	20.8%	$50.8	$44.3	14.7%
EBITDA Margin (%)	19.0%	14.6%		14.3%	11.5%

Change in Newsprint Expense			-16.7%			-19.6%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2014

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,095	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2014

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.‘s results for the second quarter of 2014, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2014 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay
Vice-President and Secretary

Date: August 1st, 2014